July 11, 2019

Wetteny Joseph
Senior Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, NJ 08873

       Re: Catalent, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed August 28, 2018
           Form 10-Q for the Quarterly Period Ended December 31, 2018 Filed February 5, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 7, 2019
           Form 8-K dated February 5, 2019
           Filed February 5, 2019
           File No. 001-36587

Dear Mr. Joseph:

       We have reviewed your June 11, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2019 letter.

Form 10-Q for the Quarterly Period ended December 31, 2018

Notes to Unaudited Consolidated Financial Statements
2. Revenue Recognition
Development Service Revenue, page 15

1. In your response to our comment 3, you provided revised disclosure to clarify when
 Wetteny Joseph
FirstName LastNameWetteny Joseph
Catalent, Inc.
Comapany NameCatalent, Inc.
July 11, 2019
July 11, 2019 Page 2
Page 2
FirstName LastName
         control transfers. Please revise this disclosure to address the significant judgments made in evaluating when a customer obtains control as required under ASC 606-10-50-19 (i.e.
         whether the contract includes a bill-and-hold arrangement or if the customer is responsible for shipping and handling activities). Include similar disclosure with regards to your
         Manufacturing and Commercial Product Supply Revenue.
Manufacturing & Commercial Product Supply, page 15

2. Refer to your response to prior comment 5. You state that, under ASC 606, you attribute a cancellation notice from the customer as a contract modification. Please clarify for us why you believe that a contract cancellation according to terms in the original agreement can be analogized to a modification for accounting purposes rather than be accounted for as variable consideration under ASC 606-10-32. Please also provide proposed disclosure to be included in future filings describing your accounting policy for contract cancellations.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Managements Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended March 31, 2019 compared to the Three months ended March 31, 2018
Segment Review
Oral Drug Delivery segment, page 37

3. Refer to your response to prior comment 7. Given the impact of "product participation"
         activities on your Oral Drug Delivery segment EBITDA of 29% and 9% for the three months and nine months ended March 31, 2019, respectively, relative to the comparative periods, please provide us proposed disclosure to be included in future filings explaining
         "product participation" activities and what they entail. To the extent not already explained in your revenue recognition accounting policy note to financial statements, also provide us revised disclosure to be included in future filings for your accounting policy related to
         "product participation" activities.
4. Refer to your response to prior comment 7. Regarding the licensing fee recognized immediately upon execution of the arrangement during the quarter ended March 31, 2019, which you believe to be appropriate under ASC 606, please tell us why you describe this product revenue in the filing as being "accelerated into the third quarter." If appropriate, please provide us proposed revised disclosure to be included in future filings to clarify.
5. Refer to your response to prior comment 7. Subsequent to the immediate recognition of the license fee, you determined that the license had no future economic value and accelerated the amortization of the remaining balance of this intangible asset of $12.3 million. Please provide us additional analysis supporting this accounting treatment. Also elaborate for us on the following factors you noted in your response:
           the contract term of exclusivity and any termination provisions; and a description of current and future market conditions you considered.
 Wetteny Joseph
Catalent, Inc.
July 11, 2019
Page 3
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 44

6. Refer to your response to prior comment 6. In the quarter ended March 31, 2019, days sales outstanding appears to have increased from the quarter ended December 31, 2018 as well as the March 31, 2018 comparative period. Please provide us proposed disclosure to be included in future filings:
           describing the reasons for the increase; and the impact and expected impact of this trend on your financial position, results of
             operations and cash flows.
Form 8-K Dated February 5, 2019

Exhibit 99.1, page 14

7. Refer to your response to prior comment 5. Although recognizing the $15.1 million adjustment may be permitted in computing a covenant under your credit agreement, we do not believe it is an appropriate adjustment in your non-GAAP financial measure, which must comply with Regulation G. Recognizing the adjustment in your adjusted EBITDA that was not recognized in your GAAP net earnings for the period would appear to represent the use of an individually tailored recognition method. Refer to question 100.04 of the Compliance & Disclosure Interpretation for Non-GAAP Financial Measures.
         Please represent to us that you will revise your future presentations to exclude this adjustment from your non-GAAP measure.
       You may contact Sasha Parikh at 202-551-3627 or Rolf Sundwall at 202-551-3105 with any questions.



FirstName LastNameWetteny Joseph                             Sincerely,
Comapany NameCatalent, Inc.
                                                             Division of
Corporation Finance
July 11, 2019 Page 3                                         Office of
Healthcare & Insurance
FirstName LastName